April 10, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (404) 541-3151

Mr. Jimmy C .Tallent
President & Chief Executive Officer
United Community Banks, Inc.
63 Highway 515
Blairsville, GA 30512

> **Re: United Community Banks, Inc.**
> **Registration Statement on Form S-4**
> **Filed on March 9, 2007**
> **File Number 333-141203**
>
> **Form 10-K**
> **Filed on February 27, 2007**
> **File Number 000-21656**

Dear Mr. Tallent:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note you did not include Gwinnett's financial statements or pro forma financial statements in your filing. Please provide us with a detailed analysis that explains how you determined inclusion of these financial statements is not required, including your calculations of the significance tests prescribed by Rule 3-05 of Regulation S-X.

2.   Please provide the staff with copies of the board books that Burke Capital Group

provided in connection with the transaction.

3.   Please confirm that Gwinnett did not provide financial projections to United.

4.   Please revise to provide the information required by Item 18(a)(7) of Form S-4 for John Stephens.

Forepart of Registration Statement and Outside Front Cover Page of Prospectus

5.   Please revise to state that your securities trade on the Nasdaq and its symbol and refer to Item 501 of Regulation S-K.

6.   Please state the amount of securities offered. See Item 501(b)(2) of Regulation S-K.

Summary, page 4

7.   Please revise to state that the Summary summarizes "material," not selected information.

8.   Please revise to provide disclosure regarding the status of regulatory approval under Item 3(i) of Form S-4.

Interests of Directors and Officers of Gwinnett in the Merger, page 9

9.   Please revise to indicate the aggregate dollar amounts for each officer and director.

Risk Factors, page 12

10.   Please revise to include risk factors that address the merger. For example, in order to complete the transaction, United and Gwinnett must first obtain the prior approval of The Federal Reserve Board and The Georgia Department of Banking and Finance, which may impose additional conditions. In addition, the merger agreement imposes a termination fee and other conditions that discourage other potential mergers. Other examples could include:

   (a) officers and directors of the merging parties have interests in the mergers that are different from, or in addition to, the interests of the shareholders;
   (b) failure to complete the mergers could negatively affect the merging parties' stock prices and each company's future business and operations; and
   (c) uncertainty regarding the mergers and the effects of the mergers could adversely affect each company's relationships with its customers, strategic partners or key employees.

Background of and Reasons for the Merger, page 13

11.   Please revise to expand your discussion on page 14 to address the negotiation of the principal terms of the merger, including the price.

12.   We note that you provide a list of factors that Gwinnett has considered. Please revise to disclose and organize the factors according to the positive reasons why the board has decided to engage in the merger. In addition, please provide the negative reasons considered by the board.

13.   Please revise to have the board specifically note each line item analysis in the Burke report that does not support its recommendation and explain why, in light of that analysis, it is recommending the transaction.

Interests of the Directors and Officers of Gwinnett, page 22

14.   Please quantify this information to the extent possible.

15.   Please revise to state that Burke has consented to the inclusion of its opinion in the prospectus.

Exhibit 8.1

16.   You can limit reliance on your opinion with regard to purpose, but not person. Please revise.

Form 10-K

Item 11. Executive Compensation

17.   We note from your description of the 2007 Equity Incentive Plan that the plan provides the Compensation Committee with a significant amount of discretion in determining the non-equity incentive payments that you have classed as "bonus" payments. Please revise to discuss the discretion that the Committee can exert in determining whether a target has been met or the extent to which an award can be increased or decreased due to conditions during the year. Please refer to Item 402(b)(vi) of Regulation S-K.

18.   We note that some of the information included as part of the Compensation Discussion and Analysis would more appropriately be included in the narrative discussion that should follow the tables and footnotes required by Item 402(c)-(j). For example, the discussion of how the option exercise price of your 2006 options was set, which in the third paragraph of the Equity Incentive Awards subsection

of the Compensation Discussion and Analysis, on page 24 would more appropriately appear in a narrative discussion following the Grants of Plan-Based Awards, as contemplated by Item 402(e) of Regulation S-K.

19.   In Release 33-8732, companies are encouraged to identify the component companies that make up your peer groups used for benchmarking executive compensation. Please identify the members of the Peer and Reference Group.

20.   Please clarify how the compensation committee uses the information amassed by Watson Wyatt, including the two groups of comparable companies, in setting the compensation of United's named executive officers.

21.   It appears that the compensation committee considers significantly different factors in determining the changes in the level of compensation or the amount of non-equity incentive compensation for Mr. Tallent from the factors which the Committee considers in relation to other named executive officers. Section II(B)(1) of Release 33-8732 clarifies that companies should provide disclosure that discusses, in detail, differences in the compensation policies and decisions for different named executive officers. Please revise to discuss these factors.

22.   Revise to explain how the appropriate payment and benefit levels with respect to potential payments upon change-in-control are determined. Refer to Item 402(j)(3) of Regulation S-K.

23.   Please clarify the definition of "Good Reason" which would permit the named executives to terminate their employment with United Community and still receive their benefits under these provisions. Please refer to Item 402(j)(1) of Regulation S-K.

24.   You classify much of your non-equity compensation under the "bonus" heading. It appears that the payments included in this column come from your pay for performance plan, which was used informally in 2006 and which is subject to shareholder approval for 2007. The awards under this plan appear to be more appropriately considered payments under non-equity incentive plans. Please refer to Item 402(a)(6)(iii) of Regulation S-K and to Section II(C)(1)(f) of Release 33-8732.

25.   Revise to include the footnote contemplated by the instruction to Item 402(i)(2).

26.   Revise to discuss the investment options, so that the reader is better able to assess the potential future costs of the plan to the company. Please refer to Item 402(i)(3).

Item 13. Certain Relationships and Related Transactions, and Director…, page 72

27.   We note your disclosure regarding a related person transaction policy. Expand your description to describe more fully the review, approval and ratification disclosure required by Item 404(b) of Regulation S-K.

28.   Please confirm that "unaffiliated third parties" means "persons not related to the bank." Please use the language in Instruction 4(a) to Item 404(a) of Regulation S-K.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Irving at (202) 551-3321 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Geishecker at (202) 551-3422 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark S. Webb
Legal Branch Chief

cc: Richard R. Cheatham
        Kirkpatrick Stockton LLP
        1100 Peachtree Street – Suite 2800
        Atlanta, GA 30309-4530
        (404) 541-3151